Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Hudson United Bancorp
Commission File No.: 001-08660
Attached is a transcript of a presentation by The Toronto-Dominion Bank at the CIBC World Markets Frontenac Conference on September 22, 2005.
Note on Forward-Looking Information.
These materials contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, TD Bank Financial Group’s plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of TD Bank Financial Group’s management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) estimated cost savings from the acquisition of Hudson United Bancorp cannot be fully realized within the expected time frame; (2) revenues following the acquisition are lower than expected; (3) competitive pressure among depository institutions increases significantly; (4) costs or difficulties related to the integration of the businesses of TD Banknorth and Hudson United are greater than expected; (5) changes in the interest rate environment reduce interest margins; (6) general economic conditions, either nationally or in the markets in which TD Banknorth will be doing business, are less favorable than expected; (7) legislation or changes in regulatory requirements adversely affect the businesses in which TD Banknorth would be engaged; or (8) factors which would result in a condition to the transaction not being met. Additional factors that could cause TD Bank Financial Group’s results to differ materially from those described in the forward-looking statements can be found in TD Bank Financial Group’s Annual Report on Form 40-F for the fiscal year ended October 31, 2004, which was filed with the U.S. Securities and Exchange Commission.
Additional Information About the Transaction
These materials may be deemed to be solicitation material in respect of the proposed merger of TD Banknorth and Hudson United Bancorp. In connection with the proposed transaction, a registration statement on Form S-4 has been filed with the SEC. Shareholders of TD Banknorth and shareholders of Hudson United are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that is a part of the registration statement, because they contain important information about the proposed merger. The final joint proxy statement/prospectus will be mailed to shareholders of TD Banknorth and shareholders of Hudson United. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from TD Banknorth, Two Portland Square, P.O. Box 9540, Portland, Maine 04112-9540, Attention: Investor Relations, or from Hudson United, 1000 MacArthur Boulevard, Mahwah, New Jersey 07430, Attention: Investor Relations.
TD Banknorth, Hudson United Bancorp and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding TD Banknorth’s directors and executive officers is available in TD Banknorth’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on April 20, 2005, and information regarding Hudson United’s directors and executive officers is available in Hudson United’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 23, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Final Transcript
Conference Call Transcript
TD — TD Bank at CIBC World Markets Frontenac Institutional Investor Conference
Event Date/Time: Sep. 22. 2005 / 10:35AM ET
Event Duration: N/A

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Final Transcript
Sep. 22. 2005 / 10:35AM, TD — TD Bank at CIBC World Markets Frontenac Institutional Investor Conference
CORPORATE PARTICIPANTS
Dan Marinangeli
Toronto Dominion Bank - Financial Group — EVP and CFO
CONFERENCE CALL PARTICIPANTS
Quentin Broad
CIBC World Markets — analyst
PRESENTATION

Quentin Broad - CIBC World Markets — analyst
We’ll get started. Our next presenter is Dan Marinangeli. Before joining TD Bank in 1987 Dan worked at what is now called Ernst & Young and honed his accounting skills. He joined the TD in 1987, and has assumed a variety of responsibilities within the Group Finance function including planning, taxation, controller, and strategy development.
He was appointed to his current position in 1999. Having obtained the corporate credit base and created this very strong domestic retailing franchise, TD has now set its sights on building out a U.S. retail-based platform. To touch on the opportunities that now lay in front of the bank is Dan Marinangeli, Executive Vice President, and Chief Financial Officer of TD Bank Financial Group.

Dan Marinangeli - Toronto Dominion Bank — Financial Group — EVP and CFO
Thanks, Quentin. It’s a pleasure to be here. Yea, right. Okay there’s three things I’d like to talk about today. Basically I want to talk about our strategy for building a better bank; describe in more depth our four key businesses; and finally give you a sense of why we think TD is different from our peer group.
Our basic strategies are geared towards lessening the barriers to a premium PE multiple. TD trades at about 12.5 times, next year’s consensus cash earnings well under the average for the TSX, and about equal to the peer group for the banks in Canada. We think we need to address four issues in order to get a premium PE multiple. The first one is to outperform the market vis-à-vis earnings growth. We have to do that with a lower risk profile, and finally we have to redeploy our capital in a way that earns satisfactory returns.
Over-riding those three items we need to encompass a sense of transparency, be consistent, do what we say we’re going to do, and have strong execution skills in developing the first 3 items. I think we’ve done pretty well in the first two. The third one I think is still an open point. We’ve started along the third route, of course, and I think it will always be a challenge in this environment to redeploy capital at satisfactory rates of return.
In terms of growth, looking at our segment performance I think we’ve experienced exceptional results in our Personal and Commercial bank. It’s up 18% on a year-over-year basis for the first 9 months, and now represents 61% of the total cash earnings of the bank. We had solid results in our Wealth Management businesses, especially in Canada.
TD Banknorth is a new segment starting this year representing only 4% of the bank’s earnings so far. Year-to-date we’ve seen a slight decline in the wholesale business for reasons which I’ll discuss later. This is translated into strong earnings per share performance, ‘05 year-to-date, without any significant impacts of PCL reversals, which for the most part we exclude from our core operating earnings. We’ve said in the past that we could earn in the range of 7 to 10% earnings growth, earnings per share growth. And at 8% we’re right in the middle of that range.

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Final Transcript
Sep. 22. 2005 / 10:35AM, TD — TD Bank at CIBC World Markets Frontenac Institutional Investor Conference
In order to make this kind of earnings growth we need to get very good strong results from TD Canada Trust, 10% plus earnings growth. We need to get even better results from our Wealth Management businesses, perhaps in the range of 15 to 20% growth because we’re not going to see very significant growth in our wholesale businesses, TD Securities. That is very unlikely to grow more than 10%.
So I’d say basically we’re on track to where we want to be at this stage. We’re also quite pleased with our performance recently, especially how it compares to our peer group. We’re on a year-to-date basis; we’ve outperformed the peers by about 16 percentage points since 2003.
Earnings growth needs to be compared to the level of risk we take to earn that earnings. In this regard, we’ve done even better. We continue to outperform our peer group in terms of return on risk-related assets. And we’re doing this despite the very benign credit environment that we find ourselves in now. This environment probably will not continue forever. And you have to wonder, given the fact that the other banks have lower returns on the risk-related assets, you have to wonder if they’re getting enough in fact on their corporate lending activities to cover what might happen in the downturn in the credit cycle.
In any event, higher returns on risk-related assets, supplies capital, is growing very rapidly, and in TD’s case we’re currently generating about $1.5 billion each year in excess capital for reinvestment. We estimate that our TCE ratio, the Tangible Common Equity ratio, at the third quarter reflecting both the Ameritrade and the Hudson United transactions would be approximately 7.6%.
So then moving on to look at our four major businesses; the first one obviously, the most important business we have is our Personal and Commercial banking business. It’s been a tremendous story; in fact, both in terms of earnings growth, and as a generator of economic profit for the bank. How have we been doing this? Well, the strategies have been fairly simple, and we’ve talked about these in the past. TD has got tremendous market share in Personal Banking, and that’s a result of the merger with Canada Trust in 2000.
But we don’t have the same degree of market share in such businesses as credit cards, small business, commercial banking. And although we’ve had a rapidly growing P&C insurance business in Meloche Monnex, which is the third largest P&C business in Canada, our market share in that business still is single digits.
So the basic strategy here is that we use our strengths, i.e. our personal market share and our total number of personal customers to grow in the weaker areas of the bank, i.e. business, commercial, P&C insurance and Visa.
Secondly, we continue to rework our systems in TD Canada Trust in order to produce cost savings. We’re always planning out 2 or 3 years in advance. And at TD Canada Trust IT spend is a goal, i.e. we tell our executives to spend the money, and if they don’t spend the money it’s bad news. It’s not something you try to cut back on, and it’s not something to reduce expenses in the short term.
Over time, we reinvest the savings that these systems develop and process improvements have, in more system development and future process improvements. We’re constantly looking at ways to invest in the future growth businesses 2 or 3 years out. A good example of this would be the Meloche Monnex business, which we invested in extensively over the last 3 years, and we’re seeing the results of that very clearly in current results.
One of the great stories of TD Canada Trust is that despite significant margin declines over the last 2 or 3 years, and this has hurt revenue growth, of course, our efficiency ratio has continued to decline over this period. Although it’s getting harder to compare our efficiency results to the other banks, because they have redefined some of their business units, we believe that on a comparable basis, on a branch, retail branch banking basis in Canada we are the low-cost producer.
We’re also starting to get some traction — oops, I’m one behind. We’re also starting to get some traction in our small business and commercial banking business. Our average loans and deposits in these businesses are up about 9% on a year-over-year

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Final Transcript
Sep. 22. 2005 / 10:35AM, TD — TD Bank at CIBC World Markets Frontenac Institutional Investor Conference
basis. Solid momentum building especially in deposit growth, and that is much more rapid growth than we’ve seen in prior periods. So that’s going to bode well for the future we think.
On the insurance side, as I mentioned, on a year-to-date basis revenue is up about 47%. Fantastic results and shows that the prior investment strategies in Meloche Monnex are starting to bear fruit.
So how have we done versus the peer group in retail banking? The fact that I ask that question should give you a pretty good hint that we’ve done pretty well. If you look at the period from 2002 to 2004, 34% growth on our part versus 15% for the peers. And if you only want to look at the 9 months ‘04 to 9 months ‘05 we’re at 18% versus the peer group at 13%; very, very strong results.
Moving onto the domestic Wealth Management business, another growth opportunity for the TD Bank. Again, our strength to address our weakness; our weakness here has been that we’ve had very low penetration in the advice side of Wealth Management. Our non-discount portion of this business though is doing very well, albeit from a small base, and it’s up 32% versus the same period last year. So our non-discount brokerage, Canadian Wealth Management business, up 32%.
Obviously in our case the key is to use our very strong distribution channels being both on the discount brokerage side, and on the branch side in retail banking to continue to build the IA, and personal financial planner networks.
We started 2005 with 364 planners. We plan to add 100 of those; end of the year at 464. And we started the year with 414 investment advisors, and we plan to grow that by 50 to again, 464, a convenient number at the end of the year. We’re on track for doing that. One of our strengths in Wealth Management is our mutual fund business. It has performed exceptionally well in the past year, and has been built on very strong investment performance. Our 4 and 5-star rated Morningstar fund percentage at almost 40%, well in excess of what the industry is.
As well we have exceptionally strong distribution capabilities, and that’s coming to the fore in the current market. You can see that of the top four long-term sales organizations in Canada year-to-date, three of them are banks. So obviously banks are doing well, and we’re doing well within the bank group, as well.
So all in, if you look at our total Wealth Management strategy, it’s working well. We’ve seen strong growth in our Wealth Management business, very strong non-discount component as I mentioned before. On the discount side, of course, the big story is our pending Ameritrade deal. And just to give you an idea of what the Ameritrade results might look like, if you were to take the 9 month’s year-to-date results for both Ameritrade and for TD Waterhouse U.S., and layer on top of that our synergies that we announced in the deal phased in over a 2-year period, and the basic Canadian Wealth Management businesses performing at an equal level to what they currently are, you can see that our total Wealth Management segment should have a fairly large earnings over the next few years.
Finally, moving onto the wholesale side of our business. This has been a success story for the TD Bank, not from an earnings growth perspective, but from a risk reduction perspective. You can see that so far on a year-to-date basis core underlying earnings in the wholesale bank, $436 million, and that’s on a pace slightly lower than the last year which was a strong year for TD Securities.
I think having said that, over the last 3 years earnings have been fairly stable. The key is that we’ve been extracting invested capital from this business to redeploy in other parts of the bank. So the return on invested capital, although earnings have been constant, have been very strong and growing in the 20 to 25% range.
This has a number of implications for the bank. Firstly, TD Securities operates within a relatively modest capital allocation, which is currently about $2.6 billion, down considerably from previous periods. So if the capital used is lower it implies and, in fact, does mean that the risks that TD Securities are taking is less than it’s been in the past as well.

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Final Transcript
Sep. 22. 2005 / 10:35AM, TD — TD Bank at CIBC World Markets Frontenac Institutional Investor Conference
The key metrics we use here, as in other parts of the bank, is economic profit and return on invested capital. And I would submit that probably this is a fairly unusual set of metrics for an investment bank to be using. Management is aligned with the TD shareholders in this business, and I’m not sure that has always been the case in this industry in the past.
But consistent with this strategy, we continue to focus on TD Securities back to Canada where the rest of TD Bank Financial Group has a very large and very strong presence. One of our domestic focuses in TD Securities is the institutional equities business, and if you use Block’s rates as an indicator of how well we’ve done here, you can see that we’ve moved from #5 to #1 in terms of Block trades year-to-date ‘05. Equities are now matched with our other traditional strengths and fixed income, but I think it’s still fair to say that TD Securities needs to strengthen its investment banking business as historically we’ve lacked the diversified franchise that the other major firms have had in Canada.
Evidence of the dramatic lowering of risks can be seen by looking at the risk-related assets that the bank has in TD Securities, as well as the average invested capital numbers. On the 2002 to 3rd quarter ‘05, you can see a reduction in used capital from 4.2 to 2.6 billion, and a reduction — a commensurate reduction in risk-related assets from 62 billion down to 32 billion. Obviously the reduction in risk-related assets was a key strategy that enabled the bank to drastically improve its capital ratios over this period.
Just a few words on TD Banknorth from TD Bank’s perspective. We’re quite pleased with our investment in Banknorth so far. That’s been a major strategic move for the TD Bank. It gives us scope for higher growth in the U.S. market, and the opportunity to redeploy our capital in a satisfactory way. As well it diversifies our sources of earnings. You can see from this pie chart that in the third quarter of ‘05 our earnings mix was fairly well diversified although still dominated by the retail banking business in Canada. TD Banknorth represented a significant portion of the earnings this past quarter, about 10%.
The pending acquisition of Hudson United also proves that our desire to keep strong local management, with the ability to expand in the U.S., was a key part of the deal. Without local management on site, and without being in a footprint or a geography where expansion was possible, I think we may have been less excited about the original Banknorth investment.
And looking at TD Ameritrade, again we’re very excited about this opportunity as well. TD Ameritrade is going to be a powerhouse competitor in the discount brokerage business in the U.S., extremely well-positioned to participate in future consolidation, and to compete against its other large peers. The key for us here, as well, is that the TD brand is now going to be carried nationally even more so than it had been with TD Waterhouse across the U.S. The advertising spending of TD Ameritrade will be higher than the ad spending in TD Waterhouse. So we’ll have our ads plastered effectively across the U.S. country.
It also fits very well with our overall TD Bank strategy. We’ve been looking at retail businesses. We want businesses where we compete to be strong businesses, top three in most markets. We want them to be able to expand in their geographies, and we want a mix of business that will command a higher PE multiple. We feel that the TD Ameritrade transaction accomplishes all those goals.
So in summary then, what does differentiate the TD Bank from its peer group? We have lower risk than most of the banks we compete against, and this has been a conscious decision on our part. We’ve got faster organic growth than our peer group, and we don’t view Canada as a slow growth franchise because we have several important businesses where we have under-represented market share as a result of the anomalies created in the TD Canada Trust merger. We’re exploiting those weaknesses with the strengths of our personal bank market share.
We have an incredible focus on capital management. I would say probably a stronger focus than some of our peer groups. We optimize invested capital. Invested capital is a key metric; the creation of economic profit is a key success factor for our businesses.
We also recognize though that in reality, this isn’t a strategic games. Strategies are easy to figure out; Andy Willis can figure it out. If he can figure it out I think it’s not very difficult. Andy’s very willing to share his strategies with anybody who will buy the paper for $1.

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Final Transcript
Sep. 22. 2005 / 10:35AM, TD — TD Bank at CIBC World Markets Frontenac Institutional Investor Conference
The key is execution, and we feel that we are — we are strong at executing strategies, doing what we say we’re going to do, and getting the job done. So, lastly we have a very strong, two-pronged growth platform in the U.S. with TD Ameritrade and TD Banknorth. So, on that note that is the end of my formal presentation. I’m happy to take questions.
QUESTION AND ANSWER

Quentin Broad - CIBC World Markets — analyst
Questions from the floor? I think I’ve become the crutch across the crowd so I’ll lead in again, Dan. I guess on the U.S. strategy I think your very first slide or one of the first ones, and I guess you kind of sum it up a bit at the end. But what is it about the U.S. strategy that leads TD to believe that it is the best U.S. growth strategy of the Canadian banks? Can you kind of identify the kind of competitive advantages that you think your strategy brings to the organizations?

Dan Marinangeli - Toronto Dominion Bank — Financial Group — EVP and CFO
Sure I think there are two or three important factors here, Quentin. I think the first factor is that we have a diversified strategy. It’s not just one business; it’s two. Discount brokerage industry in the U.S. is very different than banking, so we have both the discount brokerage platform in TD Ameritrade, and the banking platform in TD Banknorth. So it’s diversified.
Second of all both our entries into the U.S. market have critical mass. They are large. TD Ameritrade, in fact, by the measure of trades per trade is the largest discount broker or will be the largest discount broker in the world. If you look at Banknorth from the size — from the perspective of critical mass, a $30 billion bank in a market, i.e. the northeast which is consolidated. There are a lot of banks that are potentially targets to merge with or to buy. We prove that with the United or Hudson United announcement in July. We have local management in place which hasn’t always been the case; I think from U.S. expansion strategies from other banks.
We feel that we’re in the businesses that we want to be in, I-retail businesses. You can expand in the U.S. pretty quickly in the corporate lending business. It doesn’t take a lot of expense or a lot of effort to get involved in that business. The key is having a franchisable advantage doing so. And I’m not sure that’s always been the case. And I think our results in 2002 might indicate that getting involved in corporate lending in the U.S. market or the European market without an obvious strength in doing so could cause future issues for a bank.

Quentin Broad - CIBC World Markets — analyst
On the corporate lending side, you noted obviously, the heavy reduction in RWA. Is that from an ongoing business perspective? A lot of people had hypothesized that that was going to be an issue for the wholesale bank to continue to maintain a franchise in Canada. It doesn’t seem to have been. Has there been any additional capital put into that business to try and help maintain and grow T securities as a multi-bracket firm in the Canadian marketplace?

Dan Marinangeli - Toronto Dominion Bank — Financial Group — EVP and CFO
Yes, I think we have made significant investments in Canada. We feel that as a major financial player in this country we have an advantage to staying in Canada so we’re looking at less the exotic type international products as perhaps we had done in the past, and we’re focusing back on Canada. And more on the cash-based businesses, debt and equity underwriting, foreign exchange, money market trading. These are profitable businesses, and we feel that we’re better suited for those types of businesses than perhaps we are in expanding worldwide, and going against the likes of the bold bracket firms in Europe or the U.S.

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Final Transcript
Sep. 22. 2005 / 10:35AM, TD — TD Bank at CIBC World Markets Frontenac Institutional Investor Conference

Quentin Broad - CIBC World Markets — analyst
Any other questions?

Dan Marinangeli - Toronto Dominion Bank — Financial Group — EVP and CFO
A docile lot. I guess we’re consistent in our message so there’s no questions.

Quentin Broad - CIBC World Markets — analyst
I’ll wade in with one final one. The Scotia has talked about having a $575 billion opportunity, which is their clients’ wealth assets at some other bank. Obviously you suggested TD also has that opportunity to —

Dan Marinangeli - Toronto Dominion Bank — Financial Group — EVP and CFO
Definitely.

Quentin Broad - CIBC World Markets — analyst
— to exploit. So can you talk to us about the one or two key things; obviously you’re talking about building out distribution but the plan is the IA’s. But what really is the advantage that TD can bring to get — because obviously those customers are one assumes happily ensconced in another a bank.

Dan Marinangeli - Toronto Dominion Bank — Financial Group — EVP and CFO
Probably or otherwise.

Quentin Broad - CIBC World Markets — analyst
All right, let’s assume they’re happily so you’ve got to make a big pull. What is it that you’re selling?

Dan Marinangeli - Toronto Dominion Bank — Financial Group — EVP and CFO
Well, we think there are some advantages to having your everyday banking business with the same firms that you have your wealth management business with. You know we have 10 million retail customers in Canada. That would be about the largest retail bank in Canada; perhaps tied with one other. We’ve got such an under-representation in the full service advice business that the relationship between available customers, and actual people who can deliver service to those customers is quite out of balance with the other banks.
So the key there is to a) increase the size of the IA in the personal financial planner networks which we’re doing. We’re not doing so extravagantly or we’re not doing so in such a way that the quality of the IA’s or planners is compromised in any way. But we are expanding.
The second thing you need is a very strong and robust system of referrals from the retail network through the wealth channels, and we have a hierarchy of people you refer customers to in terms of some sophistication, ability to assist in their own planning,

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Final Transcript
Sep. 22. 2005 / 10:35AM, TD — TD Bank at CIBC World Markets Frontenac Institutional Investor Conference
and the amount of money they may have to invest from very high network wealth management products down to fairly unsophisticated planning tools.
The key is to assess at the front line, at the branch level, what kind of person you’re looking at and what kind of channel or what kind of product that person should be referred to. We track referrals religiously. Referrals are going up year over year in the range of 20 to 25%. We pay retail staff for referrals. We pay them on the total amounts referred 6 months after the referral is made so it’s not one of these churn and burn things. It’s how much money is there 6 months later, and we find quite often the amount of money that’s in those channels 6 months later is a lot more than was originally referred.
So it’s working. We’re building this very methodically, I think, would be a fair statement and you see by looking at our total Wealth business in Canada up 32% year over year. I think that’s a great success. It is on a fairly small base though I think compared to some of our competitors. I would agree with that.

Quentin Broad - CIBC World Markets — analyst
Okay.

Dan Marinangeli - Toronto Dominion Bank — Financial Group — EVP and CFO
Are you going to let me off the hook here?

Quentin Broad - CIBC World Markets — analyst
I think I am. Thank you very much. I appreciate it. We’ll reconvene in about 6 minutes.

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